

DuPont Fabros Technology

First Quarter 2015
Earnings Release
and Supplemental Information

 

 

SCI Phase IIB   Santa Clara, CA

DuPont Fabros Technology, Inc.
1212 New York Avenue, NW
Suite 900
Washington, D.C. 20005
(202) 728-0044
www.dft.com
NYSE: DFT

Investor Relations Contacts:

Jeffrey H. Foster
Chief Financial Officer
jfoster@dft.com
(202) 478-2333

Christopher A. Warnke
Manager, Investor Relations
investorrelations@dft.com
(202) 478-2330



First Quarter 2015 Results

Table of Contents

Earnings Release	1-5
Consolidated Statements of Operations	6
Reconciliations of Net Income to FFO, Normalized FFO and AFFO	7
Consolidated Balance Sheets	8
Consolidated Statements of Cash Flows	9
Operating Properties	10
Lease Expirations	11
Top Customers	12
Same Store Analysis	13-14
Development Projects	15
Debt Summary and Debt Maturity	16
Selected Unsecured Debt Metrics and Capital Structure	17
Common Share and Operating Partnership Unit Weighted Average Amounts Outstanding	18
2015 Guidance	19

Note: This press release supplement contains certain non-GAAP financial measures that we believe are helpful in understanding our business, as further discussed within this press release supplement. These financial measures, which include Funds From Operations, Normalized Funds From Operations, Adjusted Funds From Operations, Net Operating Income, Cash Net Operating Income, Funds From Operations per share, Normalized Funds From Operations per share and Adjusted Funds From Operations per share, should not be considered as an alternative to net income, operating income, earnings per share or any other GAAP measurement of performance or as an alternative to cash flows from operating, investing or financing activities. Furthermore, these non-GAAP financial measures are not intended to be a measure of cash flow or liquidity. Information included in this supplemental package is unaudited.



DuPont Fabros Technology

NEWS

DUPONT FABROS TECHNOLOGY, INC. REPORTS FIRST QUARTER 2015 RESULTS
2015 FFO and AFFO Guidance midpoints increased by $0.03 and $0.06 per share
SC1 Phase IIB placed into service 100% leased and commenced

WASHINGTON, DC, - May 7, 2015 - DuPont Fabros Technology, Inc. (NYSE: DFT) is reporting results for the quarter ended March 31, 2015. All per share results are reported on a fully diluted basis.

Highlights

- As of May 7, 2015, our operating portfolio including the newly opened SC1 Phase IIB was 94% leased and commenced as measured by computer room square feet ("CRSF") and as measured by critical load (in megawatts, or "MW").

- Quarterly Highlights:

  - As previously reported, signed two leases totaling 2.20 MW and 9,039 CRSF. One of these leases is our first mini-wholesale lease.

  - As previously reported, renewed two leases with one customer totaling 2.28 MW and 10,800 CRSF. Theses leases were originally scheduled to expire in 2017 and 2019, but have been extended 7.0 years and will now expire in 2024 and 2026.

  - Commenced development of ACC7 Phase II, totaling 8.9 MW and 51,000 CRSF.

- Subsequent to the first quarter 2015:

  - Signed two leases totaling 4.83 MW and 24,739 CRSF.

  - Placed SC1 Phase IIB into service 100% leased, totaling 9.1 MW and 42,000 CRSF.

Christopher Eldredge, President and Chief Executive Officer, said, "The first ten weeks of my tenure as CEO have been very exciting. Demand for DFT's product remains strong in our prime markets. We continued to experience leasing success in Santa Clara as SC1 Phase IIB opened 100% leased, and we also executed our first lease at CH2. We have also embarked on the development of a strategic plan, the results of which we plan to share with you when complete."

First Quarter 2015 Results

For the quarter ended March 31, 2015, earnings were $0.24 per share compared to $0.30 per share for the first quarter of 2014. The current quarter was negatively impacted by a customer who filed for bankruptcy, resulting in $0.03 per share of revenue not being recognized. Also, the company recognized a $0.07 per share charge for the severance expense and equity accelerations associated with the departure of our former CEO. Excluding these items, earnings per share for the first quarter 2015 increased $0.04 per share, or 13%. Revenues increased 5%, or $5.2 million, to $107.3 million for the first quarter of 2015 over the first quarter of 2014. The increase in revenues was primarily due to new leases commencing, partially offset by impact of the customer in bankruptcy noted above.

Normalized FFO for the quarter ended March 31, 2015 was $0.61 per share compared to $0.59 per share for the first quarter of 2014. Normalized FFO adds back the $0.07 per share recognized in the first quarter of 2015 for the severance expense and equity accelerations noted above. Normalized FFO increased $0.02 per share, or 3%, from the prior year quarter primarily due to the following:

- Increased operating income excluding depreciation of $0.03 per share which includes the negative impact from the bankrupt customer, partially offset by

- Increased interest expense of $0.01 per share due to a higher level of outstanding debt related to development financing.

Adjusted FFO ("AFFO") for the quarter ended March 31, 2015 was $0.65 per share compared to $0.62 per share in the first quarter of 2014. AFFO increased $0.03 per share, or 5% from the prior year. The increase was primarily due to the following:

- Increased Normalized FFO of $0.02 per share.

- Increased add back of straight line revenue as a result of increased cash rents of $0.03 per share, partially offset by

- Increased capitalized leasing commissions of $0.02 per share as a result of a broker commission paid on a renewal.

The customer for which we increased our bad debt reserve in the fourth quarter of 2014 filed for bankruptcy protection on February 23, 2015. This customer did not pay the base rent owed to us in January and February, but did pay for operating expenses, direct electric and management fees in these months. Post-bankruptcy filing, we have received full rent payments for March, April and May totaling $3.8 million. We did not recognize the March base rent payment as revenue, but instead applied it to the straight-line rent receivable balance that we have on our books for this customer. As of quarter-end, the straight-line rent receivable balance for this customer totaled $8.5 million, of which we have reserved $3.7 million, or 43%. The straight-line receivable is fully reserved for the NJ1 lease. To date, we have also reserved $5.1 million of the note receivable due from this customer, which represents 79% of the outstanding note balance of $6.5 million. In summary, as of March 31, 2015, we had a total of $6.2 million of unreserved receivables on our books from this customer. We will continue to monitor these reserves each quarter. This customer has the following leases with us:

Property	MW leased	CRSF Leased	Lease Expiration Year
ACC4	2.28	10,800	2020
ACC5	0.40	1,930	2027
NJ1 Phase I	2.28	11,000	2023
VA3	1.30	15,122	2023
Total	6.26	38,852	

Portfolio Update

During the first quarter 2015, we:

- Signed two leases with a weighted average lease term of 6.8 years totaling 2.20 MW and 9,039 CRSF.

  - One of these leases was at ACC7 totaling 2.00 MW and 8,179 CRSF which commenced in the second quarter of 2015.

  - One of these leases is our first mini-wholesale lease at ACC5 totaling 0.20 MW and 860 CRSF which commenced in the first quarter of 2015.

- Renewed two leases with one customer totaling 2.28 MW and 10,800 CRSF. These leases were originally scheduled to expire in 2017 and 2019, but have been extended 7.0 years and will now expire in 2024 and 2026. Compared to the current rates of these leases, cash base rents will be an average of 1.6% lower upon the expiration of the original lease terms. GAAP base rents will be an average of 9.1% higher immediately.

Subsequent to the first quarter, we:

- Signed two leases with a weighted average lease term of 6.7 years totaling 4.83 MW and 24,739 CRSF.

    - One lease was at SC1 Phase IIB totaling 3.41 MW and 15,853 CRSF. This lease commenced in the second quarter of 2015.

    - One pre-lease was at CH2 Phase I totaling 1.42 MW and 8,886 CRSF. This lease is projected to commence in the third quarter of 2015 upon the opening of CH2 Phase I.

- Commenced two additional leases at SC1 Phase IIB totaling 5.69 MW and 25,916 CRSF that were executed in the fourth quarter of 2014.

Year to date, we:

- Signed 4 leases with a weighted average lease term of 6.7 years totaling 7.03 MW and 33,778 CRSF that are expected to generate approximately $8.3 million of annualized GAAP base rent revenue which is equivalent to a GAAP rate of $98 per kW per month.

- Commenced 5 leases totaling 11.30 MW and 50,808 CRSF.

- Extended the maturity of two leases totaling 2.28 MW and 10,800 CRSF by a weighted average of 7.0 years.

Development Update

We placed SC1 Phase IIB (9.1 MW), which is 100% leased and commenced, into service on May 1, 2015. We continue to develop CH2 Phase I (7.1 MW) and ACC7 Phase IIB (8.9 MW). We anticipate that CH2 Phase I, which is 20% pre-leased, will be placed into service in the third quarter of 2015 and that ACC7 Phase IIB will be placed into service in the fourth quarter of 2015.

Balance Sheet and Liquidity

The Board approved a common stock repurchase program of $120 million for 2015, of which we purchased $31.9 million in the first quarter of 2015 at an average price of $31.80. There is $88.1 million remaining under this program for the remainder of 2015.

As of March 31, 2015, we had $410 million of available capacity under our $560 million revolving credit facility. Since quarter-end, we have drawn $30 million on the facility, leaving $380 million available.

Dividend

Our first quarter 2015 dividend of $0.42 per share was paid on April 15, 2015. The anticipated 2015 annualized dividend of $1.68 per share represents an estimated AFFO payout ratio of 66% at the midpoint of our current 2015 guidance.

Second Quarter and Full Year 2015 Guidance

We are increasing our 2015 Normalized FFO guidance range by $0.03 per share from $2.27 to $2.47 per share to $2.30 to $2.50 per share. The increase is due to the following:

- $0.03 per share from positive leasing results

- $0.01 per share from lower shares outstanding after the share repurchase

- $0.01 per share from the bankrupt customer's first quarter payments, partially offset by

- $0.02 per share increased interest expense due to a higher interest rate and earlier timing forecasted for the refinancing of the line, as well as a higher amount of debt forecasted for the year due to the share repurchase.

Key assumptions included in this guidance are:

- Both the higher and lower end of the range assume no additional revenue from the customer who has filed for bankruptcy protection. Remaining contractual revenue from this customer is $0.12 per share in 2015 which consists of $0.09 of base rent and $0.03 of operating expenses and management fee.

- The lower end of this range assumes no new leases commenced other than the CH2 pre-lease.

- The lower end of the range assumes that ACC2 is not re-leased at the end of Yahoo's lease term, which is September 30, 2015, and remains vacant for the remainder of 2015. The current Yahoo! lease generates $0.05 of GAAP revenue per quarter.

- Opening CH2 Phase I in July 2015 and ACC7 Phase II in December 2015.

- Refinancing $200 million of the revolving credit facility in June at a 5.50% interest rate.

Our Normalized FFO guidance range is $0.61 to $0.63 per share for the second quarter of 2015. The mid-point of this range is $0.01 higher than Normalized FFO per share in the first quarter of 2015. This is due to the following:

- Increased base rent of $0.02 per share from the opening of SC1 Phase IIB, partially offset by

- Increased interest expense of $0.01 per share due to the forecasted refinancing of the revolving credit facility.

We increased our 2015 AFFO guidance range by $0.06 per share from $2.40 to $2.60 per share to $2.46 to $2.66 per share. This is due to the following:

- Increased Normalized FFO of $0.03 per share

- Receipt of base rent from the bankrupt customer in March, April and May of $0.03 per share. This is forecasted to be applied to the straight line receivable which increases the add back to AFFO.

Our AFFO guidance range is $0.65 to $0.69 per share for the second quarter of 2015. The mid-point of the range is $0.02 per share higher than first quarter 2015 AFFO per share. This is due to following:

- Increase in mid-point of Normalized FFO per share of $0.01

- Increased base rent received from the bankrupt customer of $0.01 per share.

The assumptions underlying Normalized FFO and AFFO guidance can be found on the last page of this earnings release.

First Quarter 2015 Conference Call and Webcast Information

We will host a conference call to discuss these results today, Thursday, May 7, 2015 at 1:30 p.m. ET. To access the live call, please visit the Investor Relations section of our website at www.dft.com or dial 1-877-300-9306 (domestic) or 1-412-902-6613 (international). A replay will be available for seven days by dialing 1-877-344-7529 (domestic) or 1-412-317-0088 (international) using passcode 10062856. The webcast will be archived on our website for one year at www.dft.com on the Presentations & Webcasts page.

About DuPont Fabros Technology, Inc.

DuPont Fabros Technology, Inc. (NYSE: DFT) is a leading owner, developer, operator and manager of enterprise-class, carrier neutral, multi-tenant wholesale data centers. The Company's facilities are designed to offer highly specialized, efficient and safe computing environments in a low-cost operating model. The Company's customers outsource their mission critical applications and include national and international enterprises across numerous industries, such as technology, Internet content providers, media, communications, cloud-based, healthcare and financial services. The Company's 11 data centers are located in four major U.S. markets, which total 2.8 million gross square feet and 249 megawatts of available critical load to power the servers and computing equipment of its customers. DuPont Fabros Technology, Inc., a real estate investment trust (REIT), is headquartered in Washington, DC. For more information, please visit www.dft.com.

Forward-Looking Statements

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The matters described in these forward-looking statements include expectations regarding future events, results and trends and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. We face many risks that could cause our actual performance to differ materially from the results contemplated by our forward-looking statements, including, without limitation, the risk that the assumptions underlying our full year and second quarter 2015 guidance are not realized, the risks related to the leasing of available space to third-party customers, including delays in executing new leases and failure to negotiate leases on terms that will enable us to achieve our expected returns, risks related to the collection of accounts and notes receivable, the risk that we may be unable to obtain new financing on favorable terms to facilitate, among other things, future development projects, the risks commonly associated with construction and development of new facilities (including delays and/or cost increases associated with the completion of new developments), risks relating to obtaining required permits and compliance with permitting, zoning, land-use and environmental requirements, the risk that we will not declare and pay dividends as anticipated for 2015 and the risk that we may not be able to maintain our qualification as a REIT for federal tax purposes. The periodic reports that we file with the Securities and Exchange Commission, including the annual report on Form 10-K for the year ended December 31, 2014 contain detailed descriptions of these and many other risks to which we are subject. These reports are available on our website at www.dft.com. Because of the risks described above and other unknown risks, our actual results, performance or achievements may differ materially from the results, performance or achievements contemplated by our forward-looking statements. The information set forth in this news release represents our expectations and intentions only as of the date of this press release. We assume no responsibility to issue updates to the contents of this press release.

DUPONT FABROS TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited and in thousands except share and per share data)

	Three months ended March 31,	
	2015	**2014**
Revenues:		
Base rent	$ 71,573	$ 69,204
Recoveries from tenants	33,305	31,689
Other revenues	2,436	1,194
Total revenues	107,314	102,087
Expenses:		
Property operating costs	31,493	30,095
Real estate taxes and insurance	3,976	3,467
Depreciation and amortization	25,027	23,269
General and administrative	4,343	4,240
Other expenses	7,253	873
Total expenses	72,092	61,944
Operating income	35,222	40,143
Interest income	11	68
Interest:		
Expense incurred	(8,258)	(7,824)
Amortization of deferred financing costs	(642)	(743)
Net income	26,333	31,644
Net income attributable to redeemable noncontrolling interests – operating partnership	(3,719)	(4,788)
Net income attributable to controlling interests	22,614	26,856
Preferred stock dividends	(6,811)	(6,811)
Net income attributable to common shares	$ 15,803	$ 20,045
Earnings per share – basic:		
Net income attributable to common shares	$ 0.24	$ 0.30
Weighted average common shares outstanding	65,506,028	65,348,269
Earnings per share – diluted:		
Net income attributable to common shares	$ 0.24	$ 0.30
Weighted average common shares outstanding	66,456,271	65,823,921
Dividends declared per common share	$ 0.42	$ 0.35

DUPONT FABROS TECHNOLOGY, INC.
RECONCILIATIONS OF NET INCOME TO FFO, NORMALIZED FFO AND AFFO [(1)]
(unaudited and in thousands except share and per share data)

	Three months ended March 31,	
	2015	2014
Net income	$ 26,333	$ 31,644
Depreciation and amortization	25,027	23,269
Less: Non real estate depreciation and amortization	(144)	(172)
FFO	51,216	54,741
Preferred stock dividends	(6,811)	(6,811)
FFO attributable to common shares and OP units	44,405	47,930
Severance expense and equity acceleration	5,578	—
Normalized FFO	49,983	47,930
Straight-line revenues, net of reserve	3,783	711
Amortization of lease contracts above and below market value	(593)	(599)
Compensation paid with Company common shares	1,341	1,593
Non real estate depreciation and amortization	144	172
Amortization of deferred financing costs	642	743
Improvements to real estate	(574)	(425)
Capitalized leasing commissions	(1,466)	(27)
AFFO	$ 53,260	$ 50,098
FFO attributable to common shares and OP units per share - diluted	$ 0.54	$ 0.59
Normalized FFO per share - diluted	$ 0.61	$ 0.59
AFFO per share - diluted	$ 0.65	$ 0.62
Weighted average common shares and OP units outstanding - diluted	81,983,283	81,431,858

(1) Funds from operations, or FFO, is used by industry analysts and investors as a supplemental operating performance measure for REITs. We calculate FFO in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. FFO, as defined by NAREIT, represents net income determined in accordance with GAAP, excluding extraordinary items as defined under GAAP, impairment charges on depreciable real estate assets and gains or losses from sales of previously depreciated operating real estate assets, plus specified non-cash items, such as real estate asset depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. We also present FFO attributable to common shares and OP units, which is FFO excluding preferred stock dividends. FFO attributable to common shares and OP units per share is calculated on a basis consistent with net income attributable to common shares and OP units and reflects adjustments to net income for preferred stock dividends.

We use FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared period over period, captures trends in occupancy rates, rental rates and operating expenses. We also believe that, as a widely recognized measure of the performance of equity REITs, FFO may be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes real estate related depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited.

While FFO is a relevant and widely used measure of operating performance of equity REITs, other equity REITs may use different methodologies for calculating FFO and, accordingly, FFO as disclosed by such other REITs may not be comparable to our FFO. Therefore, we believe that in order to facilitate a clear understanding of our historical operating results, FFO should be examined in conjunction with net income as presented in the consolidated statements of operations. FFO should not be considered as an alternative to net income or to cash flow from operating activities (each as computed in accordance with GAAP) or as an indicator of our liquidity, nor is it indicative of funds available to meet our cash needs, including our ability to pay dividends or make distributions.

We present FFO with adjustments to arrive at Normalized FFO. Normalized FFO is FFO attributable to common shares and units excluding severance expense and equity accelerations, gain or loss on early extinguishment of debt and gain or loss on derivative instruments. We also present FFO with supplemental adjustments to arrive at Adjusted FFO ("AFFO"). AFFO is Normalized FFO excluding straight-line revenue, compensation paid with Company common shares, below market lease amortization net of above market lease amortization, non real estate depreciation and amortization, amortization of deferred financing costs, improvements to real estate and capitalized leasing commissions. AFFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow provided by operations as a measure of liquidity and is not necessarily indicative of funds available to fund our cash needs including our ability to pay dividends. In addition, AFFO may not be comparable to similarly titled measurements employed by other companies. We use AFFO in management reports to provide a measure of REIT operating performance that can be compared to other companies using AFFO.

DUPONT FABROS TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands except share data)

	March 31, 2015	December 31, 2014
	(unaudited)	
ASSETS		
Income producing property:		
Land	$ 83,793	$ 83,793
Buildings and improvements	2,624,963	2,623,539
	2,708,756	2,707,332
Less: accumulated depreciation	(528,539)	(504,869)
Net income producing property	2,180,217	2,202,463
Construction in progress and land held for development	410,870	358,965
Net real estate	2,591,087	2,561,428
Cash and cash equivalents	27,059	29,598
Rents and other receivables, net	11,712	8,113
Deferred rent, net	138,582	142,365
Lease contracts above market value, net	7,779	8,054
Deferred costs, net	38,029	38,495
Prepaid expenses and other assets	50,431	48,295
Total assets	$ 2,864,679	$ 2,836,348
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Line of credit	$ 150,000	$ 60,000
Mortgage notes payable	115,000	115,000
Unsecured term loan	250,000	250,000
Unsecured notes payable	600,000	600,000
Accounts payable and accrued liabilities	28,529	26,973
Construction costs payable	25,482	32,949
Accrued interest payable	1,943	10,759
Dividend and distribution payable	39,685	39,981
Lease contracts below market value, net	6,169	7,037
Prepaid rents and other liabilities	67,824	65,174
Total liabilities	1,284,632	1,207,873
Redeemable noncontrolling interests – operating partnership	503,901	513,134
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock, $.001 par value, 50,000,000 shares authorized:		
Series A cumulative redeemable perpetual preferred stock, 7,400,000 issued and outstanding at March 31, 2015 and December 31, 2014	185,000	185,000
Series B cumulative redeemable perpetual preferred stock, 6,650,000 issued and outstanding at March 31, 2015 and December 31, 2014	166,250	166,250
Common stock, $.001 par value, 250,000,000 shares authorized, 65,375,225 shares issued and outstanding at March 31, 2015 and 66,061,804 shares issued and outstanding at December 31, 2014	65	66
Additional paid in capital	724,831	764,025
Retained earnings	—	—
Total stockholders' equity	1,076,146	1,115,341
Total liabilities and stockholders' equity	$ 2,864,679	$ 2,836,348

DUPONT FABROS TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited and in thousands)

	Three months ended March 31,	
	2015	**2014**
Cash flow from operating activities		
Net income	$ 26,333	$ 31,644
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	25,027	23,269
Straight line revenues, net of reserve	3,783	711
Amortization of deferred financing costs	642	743
Amortization of lease contracts above and below market value	(593)	(599)
Compensation paid with Company common shares	5,290	1,593
Changes in operating assets and liabilities		
Rents and other receivables	(3,599)	(979)
Deferred costs	(1,474)	(52)
Prepaid expenses and other assets	(2,052)	(5,933)
Accounts payable and accrued liabilities	1,916	(1,191)
Accrued interest payable	(8,816)	(8,012)
Prepaid rents and other liabilities	2,635	3,297
Net cash provided by operating activities	49,092	44,491
Cash flow from investing activities		
Investments in real estate – development	(57,584)	(80,159)
Interest capitalized for real estate under development	(2,856)	(2,965)
Improvements to real estate	(574)	(425)
Additions to non-real estate property	(176)	(220)
Net cash used in investing activities	(61,190)	(83,769)
Cash flow from financing activities		
Line of credit:		
Proceeds	90,000	—
Unsecured term loan:		
Proceeds	—	96,000
Payments of financing costs	—	(96)
Equity compensation (payments) proceeds	(7,489)	3,457
Common stock repurchases	(31,912)	—
Dividends and distributions:		
Common shares	(27,745)	(16,301)
Preferred shares	(6,811)	(6,811)
Redeemable noncontrolling interests – operating partnership	(6,484)	(3,918)
Net cash provided by financing activities	9,559	72,331
Net (decrease) increase in cash and cash equivalents	(2,539)	33,053
Cash and cash equivalents, beginning	29,598	38,733
Cash and cash equivalents, ending	$ 27,059	$ 71,786
Supplemental information:		
Cash paid for interest	$ 19,930	$ 18,802
Deferred financing costs capitalized for real estate under development	$ 231	$ 170
Construction costs payable capitalized for real estate under development	$ 25,482	$ 25,489
Redemption of operating partnership units	$ 598	$ 2,100
Adjustments to redeemable noncontrolling interests - operating partnership	$ (5,878)	$ (9,334)

DUPONT FABROS TECHNOLOGY, INC.

Operating Properties
As of April 1, 2015

Property	Property Location	Year Built/ Renovated	Gross Building Area (2)	Computer Room Square Feet ("CRSF") (2)	CRSF % Leased (3)	CRSF % Commenced (4)	Critical Load MW (5)	Critical Load % Leased (3)	Critical Load % Commenced (4)
Stabilized (1)									
ACC2	Ashburn, VA	2001/2005	87,000	53,000	100%	100%	10.4	100%	100%
ACC3	Ashburn, VA	2001/2006	147,000	80,000	100%	100%	13.9	100%	100%
ACC4	Ashburn, VA	2007	347,000	172,000	100%	100%	36.4	100%	100%
ACC5	Ashburn, VA	2009-2010	360,000	176,000	99%	99%	36.4	99%	99%
ACC6	Ashburn, VA	2011-2013	262,000	130,000	100%	100%	26.0	100%	100%
CH1	Elk Grove Village, IL	2008-2012	485,000	231,000	100%	100%	36.4	100%	100%
NJ1 Phase I	Piscataway, NJ	2010	180,000	88,000	70%	70%	18.2	59%	59%
SC1 Phases I/IIA	Santa Clara, CA	2011-2014	270,000	131,000	100%	100%	27.5	100%	100%
VA3	Reston, VA	2003	256,000	147,000	94%	94%	13.0	95%	95%
VA4	Bristow, VA	2005	230,000	90,000	100%	100%	9.6	100%	100%
Subtotal – stabilized			2,624,000	1,298,000	97%	97%	227.8	96%	96%
Completed, not Stabilized									
ACC7 Phase I (6)	Ashburn, VA	2014	126,000	67,000	37%	25%	11.9	46%	29%
Total Operating Properties			2,750,000	1,365,000	94%	94%	239.7	94%	93%

(1) Stabilized operating properties are either 85% or more leased and commenced or have been in service for 24 months or greater.

(2) Gross building area is the entire building area, including CRSF (the portion of gross building area where our customers' computer servers are located), common areas, areas controlled by us (such as the mechanical, telecommunications and utility rooms) and, in some facilities, individual office and storage space leased on an as available basis to our customers.

(3) Percentage leased is expressed as a percentage of CRSF or critical load, as applicable, that is subject to an executed lease. Leases executed as of April 1, 2015 represent $291 million of base rent on a GAAP basis and $305 million of base rent on a cash basis over the next twelve months. Both amounts include $18 million of revenue from management fees over the next twelve months. These amounts include $9.7 million of GAAP base rent, $10.4 million of cash base rent and $0.6 million of management fees from the customer who has filed for bankruptcy protection.

(4) Percentage commenced is expressed as a percentage of CRSF or critical load, as applicable, where the lease has commenced under generally accepted accounting principles.

(5) Critical load (also referred to as IT load or load used by customers' servers or related equipment) is the power available for exclusive use by customers expressed in terms of megawatt, or MW, or kilowatt, or kW (1 MW is equal to 1,000 kW).

(6) As of May 7, 2015, ACC7 Phase I was 37% commenced on a CRSF basis and 46% commenced on a critical load basis.

DUPONT FABROS TECHNOLOGY, INC.

Lease Expirations
As of April 1, 2015

The following table sets forth a summary schedule of lease expirations at our operating properties for each of the ten calendar years beginning with 2015. The information set forth in the table below assumes that customers exercise no renewal options and takes into account customers' early termination options in determining the life of their leases under GAAP.

Year of Lease Expiration	Number of Leases Expiring (1)	CRSF of Expiring Commenced Leases (in thousands) (2)	% of Leased CRSF	Total kW of Expiring Commenced Leases (2)	% of Leased kW	% of Annualized Base Rent (3)
2015	2	59	4.6%	11,537	5.2%	5.0%
2016	4	26	2.0%	3,548	1.6%	1.7%
2017	13	84	6.6%	13,905	6.2%	5.9%
2018	20	186	14.6%	35,154	15.8%	15.4%
2019	18	291	22.8%	51,524	23.1%	21.7%
2020	12	112	8.8%	17,833	8.0%	8.6%
2021	10	164	12.8%	28,819	12.9%	13.6%
2022	6	75	5.9%	12,812	5.8%	6.2%
2023	4	48	3.8%	6,475	2.9%	3.4%
2024	8	112	8.8%	19,279	8.7%	9.8%
After 2024	9	120	9.3%	21,834	9.8%	8.7%
Total	106	1,277	100%	222,720	100%	100%

(1) Represents 37 customers with 106 lease expiration dates.
(2) CRSF is that portion of gross building area where customers locate their computer servers. One MW is equal to 1,000 kW.
(3) Annualized base rent represents the monthly contractual base rent (defined as cash base rent before abatements) multiplied by 12 for commenced leases as of April 1, 2015.

DUPONT FABROS TECHNOLOGY, INC.

Top 15 Customers
As of April 1, 2015

The following table presents our top 15 customers based on annualized monthly contractual base rent at our operating properties as of April 1, 2015:

	Customer	Number of Buildings	Numbers of Markets	Remaining Term	% of Annualized Base Rent (1)
1	Microsoft	6	3	6.7	20.2%
2	Facebook	3	1	5.2	18.3%
3	Yahoo!	3	2	2.0	11.7%
4	Rackspace	3	2	10.3	10.4%
5	Fortune 1000 leading Software as a Service (SaaS) Provider, Not Rated	3	2	6.8	5.5%
6	Fortune 25 Investment Grade Rated Company	2	2	3.4	4.8%
7	Net Data Centers	4	2	7.5	3.5%
8	Server Central	1	1	6.4	2.8%
9	Zynga	1	1	0.7	2.5%
10	Dropbox	1	1	3.8	1.8%
11	IAC	1	1	4.1	1.7%
12	Symantec	2	1	2.2	1.5%
13	Fortune 25 Investment Grade Rated Company	2	2	5.9	1.3%
14	UBS	1	1	10.3	1.1%
15	Sanofi Aventis	2	1	3.6	1.1%
Total					88.2%

(1)   Annualized base rent represents monthly contractual base rent (defined as cash base rent before abatements) multiplied by 12 for commenced leases as of April 1, 2015.

DUPONT FABROS TECHNOLOGY, INC.
Same Store Analysis
($ in thousands)

Same Store Properties

	Three Months Ended				
	31-Mar-15	**31-Mar-14**	**% Change**	**31-Dec-14**	**% Change**
Revenue:					
Base rent	$ 70,528	$ 69,204	1.9 %	$ 72,742	(3.0)%
Recoveries from tenants	33,122	31,689	4.5 %	31,886	3.9 %
Other revenues	475	456	4.2 %	473	0.4 %
Total revenues	104,125	101,349	2.7 %	105,101	(0.9)%
Expenses:					
Property operating costs	30,375	30,095	0.9 %	29,372	3.4 %
Real estate taxes and insurance	3,771	3,460	9.0 %	2,863	31.7 %
Other expenses	14	25	N/M	1,513	N/M
Total expenses	34,160	33,580	1.7 %	33,748	1.2 %
Net operating income (1)	**69,965**	**67,769**	**3.2 %**	**71,353**	**(1.9)%**
Straight line revenues, net of reserve	3,492	711	N/M	2,594	34.6 %
Amortization of lease contracts above and below market value	(593)	(599)	(1.0)%	(598)	(0.8)%
Cash net operating income (1)	**$ 72,864**	**$ 67,881**	**7.3 %**	**$ 73,349**	**(0.7)%**

Note: Same Store Properties represent those properties placed into service on or before January 1, 2014 and excludes ACC7.

Same Store, Same Capital Properties

	Three Months Ended				
	31-Mar-15	**31-Mar-14**	**% Change**	**31-Dec-14**	**% Change**
Revenue:					
Base rent	$ 62,737	$ 63,911	(1.8)%	$ 65,087	(3.6)%
Recoveries from tenants	27,662	27,836	(0.6)%	26,706	3.6 %
Other revenues	445	426	4.5 %	443	0.5 %
Total revenues	90,844	92,173	(1.4)%	92,236	(1.5)%
Expenses:					
Property operating costs	25,585	26,739	(4.3)%	24,872	2.9 %
Real estate taxes and insurance	2,894	2,782	4.0 %	1,918	50.9 %
Other expenses	13	24	N/M	1,510	N/M
Total expenses	28,492	29,545	(3.6)%	28,300	0.7 %
Net operating income (1)	**62,352**	**62,628**	**(0.4)%**	**63,936**	**(2.5)%**
Straight line revenues, net of reserve	3,678	830	N/M	3,270	12.5 %
Amortization of lease contracts above and below market value	(593)	(599)	(1.0)%	(598)	(0.8)%
Cash net operating income (1)	**$ 65,437**	**$ 62,859**	**4.1 %**	**$ 66,608**	**(1.8)%**

Note: Same Store, Same Capital properties represent those properties placed into service on or before January 1, 2014 and have less than 10% of additional critical load developed after January 1, 2014. Excludes SC1 and ACC7.

(1) See next page for a reconciliation of Net Operating Income and Cash Net Operating Income to GAAP measures.

DUPONT FABROS TECHNOLOGY, INC.

Same Store Analysis - Reconciliations of Operating Income to Net Operating Income and Cash Net Operating Income [1]

($ in thousands)

Reconciliation of Same Store Operating Income to Same Store Net Operating Income and Cash Net Operating Income

	Three Months Ended				
	31-Mar-15	31-Mar-14	% Change	31-Dec-14	% Change
Operating income	$ 46,010	$ 44,703	2.9 %	$ 47,286	(2.7)%
Depreciation and amortization	23,955	23,066	3.9 %	24,067	(0.5)%
Net operating income	**69,965**	**67,769**	**3.2 %**	**71,353**	**(1.9)%**
Straight line revenues, net of reserve	3,492	711	N/M	2,594	34.6 %
Amortization of lease contracts above and below market value	(593)	(599)	(1.0)%	(598)	(0.8)%
Cash net operating income	**$ 72,864**	**$ 67,881**	**7.3 %**	**$ 73,349**	**(0.7)%**

Reconciliation of Same Store, Same Capital Operating Income to Same Store, Same Capital Net Operating Income and Cash Net Operating Income

	Three Months Ended				
	31-Mar-15	31-Mar-14	% Change	31-Dec-14	% Change
Operating income	$ 41,178	$ 41,444	(0.6)%	$ 42,697	(3.6)%
Depreciation and amortization	21,174	21,184	— %	21,239	(0.3)%
Net operating income	**62,352**	**62,628**	**(0.4)%**	**63,936**	**(2.5)%**
Straight line revenues, net of reserve	3,678	830	N/M	3,270	12.5 %
Amortization of lease contracts above and below market value	(593)	(599)	(1.0)%	(598)	(0.8)%
Cash net operating income	**$ 65,437**	**$ 62,859**	**4.1 %**	**$ 66,608**	**(1.8)%**

(1) Net Operating Income ("NOI") represents total revenues less property operating costs, real estate taxes and insurance, and other expenses (each as reflected in the consolidated statements of operations) for the properties included in the analysis. Cash Net Operating Income ("Cash NOI") is NOI less straight line revenues, net and amortization of lease contracts above and below market value for the properties included in the analysis.

We use NOI and Cash NOI as supplemental performance measures because, in excluding depreciation and amortization and gains and losses from property dispositions, each provides a performance measure that, when compared period over period, captures trends in occupancy rates, rental rates and operating expenses. However, because NOI and Cash NOI exclude depreciation and amortization and capture neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of NOI and Cash NOI as a measure of our performance is limited.

Other REITs may not calculate NOI and Cash NOI in the same manner we do and, accordingly, our NOI and Cash NOI may not be comparable to the NOI and Cash NOI of other REITs. NOI and Cash NOI should not be considered as an alternative to operating income (as computed in accordance with GAAP).

DUPONT FABROS TECHNOLOGY, INC.

Development Projects
As of March 31, 2015
($ in thousands)

Property	Property Location	Gross Building Area (1)	CRSF (2)	Critical Load MW (3)	Estimated Total Cost (4)	Construction in Progress & Land Held for Development (5)	CRSF % Pre-leased	Critical Load % Pre-leased
Current Development Projects								
SC1 Phase IIB (6)	Santa Clara, CA	90,000	42,000	9.1	$110,000 - $113,000	$ 108,281	62%	63%
CH2 Phase I (7)	Elk Grove Village, IL	94,000	45,000	7.1	74,000 - 78,000	59,128	—%	—%
ACC7 Phase II	Ashburn, VA	98,000	51,000	8.9	76,000 - 82,000	33,058	—%	—%
		282,000	138,000	25.1	260,000 - 273,000	200,467		
Future Development Projects/Phases								
ACC7 Phases III to IV	Ashburn, VA	222,000	120,000	20.8	62,371	62,371		
CH2 Phases II to III	Elk Grove Village, IL	242,000	115,000	18.5	118,000 - 122,000	99,243		
NJ1 Phase II	Piscataway, NJ	180,000	88,000	18.2	39,212	39,212		
		644,000	323,000	57.5	$219,583 - $223,583	200,826		
Land Held for Development								
ACC8	Ashburn, VA	100,000	50,000	10.4		4,250		
SC2 (8)	Santa Clara, CA	150,000	69,000	16.0		5,327		
		250,000	119,000	26.4		9,577		
Total		1,176,000	580,000	109.0		$ 410,870		

(1) Gross building area is the entire building area, including CRSF (the portion of gross building area where our customers' computer servers are located), common areas, areas controlled by us (such as the mechanical, telecommunications and utility rooms) and, in some facilities, individual office and storage space leased on an as available basis to our customers. The respective amounts listed for each of the "Land Held for Development" sites are estimates.

(2) CRSF is that portion of gross building area where customers locate their computer servers. The respective amounts listed for each of the "Land Held for Development" sites are estimates.

(3) Critical load (also referred to as IT load or load used by customers' servers or related equipment) is the power available for exclusive use by customers expressed in terms of MW or kW (1 MW is equal to 1,000 kW). The respective amounts listed for each of the "Land Held for Development" sites are estimates.

(4) Current development projects include land, capitalization for construction and development and capitalized interest and operating carrying costs, as applicable, upon completion. Future development projects/phases include land, shell and underground work through Phase I opening only.

(5) Amount capitalized as of March 31, 2015. Future development projects/phases include land, shell and underground work through Phase I opening only.

(6) SC1 Phase IIB was placed into service on May 1, 2015 and was 100% leased on a CRSF and critical load basis.

(7) As of May 7, 2015, CH2 Phase I was 20% pre-leased on a CRSF and critical load basis.

(8) Amounts listed are updated estimates. We are currently evaluating the best use for this land. Options include a stand-alone data center, an additional phase of SC1 or a powered base shell.

DUPONT FABROS TECHNOLOGY, INC.

Debt Summary as of March 31, 2015
($ in thousands)

		March 31, 2015		
	Amounts	% of Total	Rates	Maturities (years)
Secured	$ 115,000	10%	1.7%	3.0
Unsecured	1,000,000	90%	4.2%	5.4
Total	$ 1,115,000	100%	3.9%	5.2
Fixed Rate Debt:				
Unsecured Notes due 2021	$ 600,000	54%	5.9%	6.5
Fixed Rate Debt	600,000	54%	5.9%	6.5
Floating Rate Debt:				
Unsecured Credit Facility	150,000	14%	1.7%	3.1
Unsecured Term Loan	250,000	22%	1.7%	4.3
ACC3 Term Loan	115,000	10%	1.7%	3.0
Floating Rate Debt	515,000	46%	1.7%	3.7
Total	$ 1,115,000	100%	3.9%	5.2

Note: We capitalized interest and deferred financing cost amortization of $3.1 million during the three months ended March 31, 2015.

Debt Maturity as of March 31, 2015
($ in thousands)

Year	Fixed Rate	Floating Rate	Total	% of Total	Rates
2015	$ —	$ —	$ —	—	—
2016	—	3,750 (2)	3,750	0.3%	1.7%
2017	—	8,750 (2)	8,750	0.8%	1.7%
2018	—	252,500 (2)(3)	252,500	22.7%	1.7%
2019	—	250,000 (4)	250,000	22.4%	1.7%
2020	—	—	—	—	—
2021	600,000 (1)	—	600,000	53.8%	5.9%
Total	$ 600,000	$ 515,000	$ 1,115,000	100%	3.9%

(1) The 5.875% Unsecured Notes due 2021 mature on September 15, 2021.
(2) The ACC3 Term Loan matures on March 27, 2018 with no extension option. Quarterly principal payments of $1.25 million begin on April 1, 2016, increase to $2.5 million on April 1, 2017 and continue through maturity.
(3) The Unsecured Credit Facility matures on May 13, 2018 with a one-year extension option.
(4) The Unsecured Term Loan matures on July 21, 2019 with no extension option.

DUPONT FABROS TECHNOLOGY, INC.

Selected Unsecured Debt Metrics[1]

	3/31/15	12/31/14
Interest Coverage Ratio (not less than 2.0)	5.9	6.1
Total Debt to Gross Asset Value (not to exceed 60%)	32.9%	30.8%
Secured Debt to Total Assets (not to exceed 40%)	3.4%	3.5%
Total Unsecured Assets to Unsecured Debt (not less than 150%)	286%	314%

(1) These selected metrics relate to DuPont Fabros Technology, LP's outstanding unsecured notes. DuPont Fabros Technology, Inc. is the general partner of DuPont Fabros Technology, LP.

Capital Structure as of March 31, 2015
(in thousands except per share data)

Line of Credit			$ 150,000	
Mortgage Notes Payable			115,000	
Unsecured Term Loan			250,000	
Unsecured Notes			600,000	
Total Debt			1,115,000	27.2%
Common Shares	81%	65,375		
Operating Partnership ("OP") Units	19%	15,419		
Total Shares and Units	100%	80,794		
Common Share Price at March 31, 2015		$ 32.68		
Common Share and OP Unit Capitalization			$ 2,640,348	
Preferred Stock ($25 per share liquidation preference)			351,250	
Total Equity			2,991,598	72.8%
Total Market Capitalization			$ 4,106,598	100.0%

DUPONT FABROS TECHNOLOGY, INC.

Common Share and OP Unit
Weighted Average Amounts Outstanding

	Q1 2015	Q1 2014
Weighted Average Amounts Outstanding for EPS Purposes:		
Common Shares - basic	65,506,028	65,348,269
Effect of dilutive securities	950,243	475,652
Common Shares - diluted	66,456,271	65,823,921
Weighted Average Amounts Outstanding for FFO, Normalized FFO and AFFO Purposes:		
Common Shares - basic	65,506,028	65,348,269
OP Units - basic	15,420,237	15,607,937
Total Common Shares and OP Units	80,926,265	80,956,206
Effect of dilutive securities	1,057,018	475,652
Common Shares and Units - diluted	81,983,283	81,431,858
Period Ending Amounts Outstanding:		
Common Shares	65,375,225	
OP Units	15,419,237	
Total Common Shares and Units	80,794,462	

DUPONT FABROS TECHNOLOGY, INC.

2015 Guidance

The earnings guidance/projections provided below are based on current expectations and are forward-looking.

	Expected Q2 2015 per share	Expected 2015 per share
Net income per common share and unit - diluted	$0.30 to $0.32	$0.96 to $1.16
Depreciation and amortization, net	0.31	1.27
FFO per share - diluted (1)	$0.61 to $0.63	$2.23 to $2.43
Severance expense and equity accelerations	—	0.07
Normalized FFO per share - diluted (1)	$0.61 to $0.63	$2.30 to $2.50
Straight-line revenues, net of reserve	0.06 to 0.07	0.18
Amortization of lease contracts above and below market value	(0.01)	(0.02)
Compensation paid with Company common shares	0.02	0.07
Non real estate depreciation and amortization	—	(0.01)
Amortization of deferred financing costs	0.01	0.04
Improvements to real estate	(0.02) to (0.03)	(0.06)
Capitalized leasing commissions	(0.01)	(0.04)
AFFO per share - diluted (1)	$0.65 to $0.69	$2.46 to $2.66

2015 Debt Assumptions

	February 5, 2015 Guidance	May 7, 2015 Guidance
Weighted average debt outstanding	$1,111.2 million	$1,143.8 million
Weighted average interest rate (one month LIBOR avg. 0.25%)	4.37%	4.42%
Total interest costs	$48.6 million	$50.6 million
Amortization of deferred financing costs	3.7 million	3.7 million
Interest expense capitalized	(8.3) million	(7.8) million
Deferred financing costs amortization capitalized	(0.7) million	(0.6) million
Total interest expense after capitalization	$43.3 million	$45.9 million

2015 Other Guidance Assumptions

	February 5, 2015 Guidance	May 7, 2015 Guidance
Total revenues	$420 to $445 million	$425 to $445 million
Base rent (included in total revenues)	$287 to $305 million	$290 to $305 million
General and administrative expense	$18 to $19 million	$18 to $19 million
Investments in real estate - development (2)	$150 to $175 million	$150 to $170 million
Improvements to real estate excluding development	$5 million	$5 million
Preferred stock dividends	$27 million	$27 million
Annualized common stock dividend	$1.68 per share	$1.68 per share
Weighted average common shares and OP units - diluted	82.6 million	82.0 million
Common share repurchase	No amounts budgeted	$31.9 million
Acquisitions of income producing properties	No amounts budgeted	No amounts budgeted

(1) For information regarding FFO and Normalized FFO, see "Reconciliations of Net Income to FFO, Normalized FFO and AFFO" in this earnings release.
(2) Represents cash spend expected in 2015 for the SC1 Phase IIB, CH2 Phase I and ACC7 Phase II developments.